Exhibit (a)(8)

                                                         FORM OF EMPLOYEE EMAIL

From: Jim Rizzo
Subject: Voluntary Stock Option Exchange Program

I have attached the documents for the VOLUNTARY STOCK OPTION PROGRAM. Please print and read carefully. There is a time limit to this program for acceptance which will and must be strictly adhered to.

If you cannot open any of the attachments, see me immediately and I'll provide hard copies to you. Individual stock option statements will be personally handed out to you early next week. These statements will show what grants you currently have, their price and current vesting.

Do not hesitate to see me if you have any questions. Please understand and follow these instructions to the letter. No exceptions can be made for employees who do not submit timely acceptances/withdrawals.

Thanks

Jim Rizzo